UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

September 30, 2025

Casa Shares Assets, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-2653532
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

400 West Poleline Road

Rexburg, ID 83440

(Full mailing address of principal executive offices)

949-383-0056
(Issuer’s telephone number, including area code)

Casa Shares Series Lorene

Casa Shares Series Richmond

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this annual report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Casa Shares platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this annual report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Casa Shares platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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Item 1. DESCRIPTION OF BUSINESS

Company Overview – Our Mission

Casa Shares Assets, LLC, a Delaware series limited liability company, was formed in July 2023 to permit public investment in residential rental properties. We believe the prospect of traditional homeownership has become more challenging and less attainable than ever before for an increasing number of buyers. We believe financial, location and time constraints can be overcome by a real estate investment marketplace that lets investors buy fractional shares in properties and benefit from appreciation and rental distributions, without the traditional drawbacks of homeownership.

At Casa Shares we buy single family homes, condos, apartments and short-term vacation rentals, lease them, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of properties, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Casa Shares investments without having to worry about selling properties they’re invested in.

Casa Shares does all of the work of sourcing, analyzing, maintaining, and managing all of the properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making.

Casa Shares rents the properties we acquire to tenants who can also invest through the same process as any other member of the Casa Shares platform, becoming part owners of the homes they’re living in at that time. By investing together, we align incentives towards creating value for everyone.

Our Series LLC Structure

Each investment property that we acquire will be owned by a separate series of our company that we will establish to acquire that property. Each series may hold the specific property that it acquires in a wholly-owned subsidiary, which would be a Delaware limited liability company.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law. We intend for each series to elect and qualify to be taxed as a separate real estate investment trust, or “REIT,” for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of interests of such series.

Our company’s core business is the identification, acquisition, marketing and management of individual residential rental properties for the benefit of our investors. Each series is intended to own a single property.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Long term capital appreciation with moderate leverage;

●	Favorable tax treatment of REIT income and long term capital gains; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

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Our Investment Criteria

Our property acquisition investments are evaluated against the following primary characteristics:

●	Capitalization rates greater than 4%. For this purpose, the capitalization rate reflects a series property’s annual rental income minus property management fees, local real estate taxes, property insurance, maintenance expenses, and marketing incentives, divided by the purchase price of the property;

●	Properties with a minimum of one (1) bedroom and one (1) bathroom;

●	Properties less than 30 years old;

●	Properties with a price range, in most cases, of between $150,000 to $800,000 (although the manager reserves the right to acquire properties outside of that range) and a repair/improvement budget requirement of less than 20% of the home purchase price; and

●	Neighborhoods with median incomes that exceed the metropolitan statistical area, or MSA, median.

Our Investment Process

Our investment process leverages our network of renter demand, experienced team members, and data analysis to make our investment decisions:

●	Sourcing: Casa Shares will use an in-house acquisition team (using industry leading analysis and screening tools) in collaboration with local real estate professionals to find and source investment opportunities. The opportunities may include individual homes listed on the MLS, bulk rental home portfolios, BFR (built-for-rent) communities, and off-market deals sourced by our staff and from leads generated from our member network.

●	Due Diligence: Casa Shares evaluates potential investments against our stated investment criteria. Once a geographic market is selected, our due diligence will focus on the sub-market and the property itself. Value analysis will include projected rental rates and home values, relying on a combination of first-party data, automated valuation models, or AVMs, and third-party independent appraisals. Property level analysis will look at standard risk factors including condition of title, structural defects in the home, environmental issues, and other hazards such as floods and earthquakes.

●	Property Purchase: A property will be purchased either by the manager or an affiliate of the manager and then resold to a particular series or purchased directly by a series from a third-party seller, in accordance with the acquisition mechanics set forth below. Following acquisition of a property by a series, the property will be renovated, to the extent necessary, and then leased to a quality tenant on a 12-24 month lease. If a series property is renovated prior to the closing of the relevant series offering, the funds required for renovations will be forwarded to the series by the manager and repaid out of offering proceeds.

●	Ongoing Management: Casa Shares will partner with one or more third party independent property management firms in each of our markets. The property management firm will maintain books and records, inspect each home and ensure that it is properly maintained, handle maintenance requests, and be responsible for landlord/tenant compliance. We intend that our preferred property management firms will utilize modern tech-enabled property management platforms with digital payment and communication features.

Our Manager

We are managed by our manager, Casa Shares, Inc., a Delaware corporation. Pursuant to the terms of our Operating Agreement, the manager will provide certain management and advisory services to us and to each of our series and their subsidiaries, if any, as well as a management team and appropriate support personnel. The manager is a technology-enabled asset management company that operates a web-based investment platform, the Casa Shares platform, used by our company for the offer and sale of interests in the series of our company.

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Investment Strategy – Our Market Opportunity

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell rental properties located in vibrant, growing cities across America. We believe that these markets offer investors a blend of attractive capitalization rates and a strong prospect for long-term property value appreciation.

Market Selection

We intend to focus our business efforts on growing cities which exhibit the following characteristics:

●	Sufficient inventory to make it feasible to achieve scale in the local market (100 – 500 homes);

●	Positive rates of job and income growth;

●	Large university and skilled workforce;

●	Popular with millennials; and

●	Favorable competitive landscape with respect to other institutional residential property buyers.

For a brief overview of the particular geographic market in which a series property is located, see the individual series property listings in the section titled “The Series Properties Being Offered” below.

We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of the manager, including present and future real estate investment offerings sponsored by affiliates of the manager.

Investment Decisions and Asset Management

Within our investment policies and objectives, the manager will have discretion with respect to the selection of specific investments and the purchase and sale of our properties. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of our manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – Our manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline – Our manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

●	Risk Management – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

●	Asset Management – Prior to the purchase of a property, our manager will develop a property business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

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Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the manager. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for federal income tax purposes, the Internal Revenue Service could challenge such characterization. If any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;

●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the manager;

●	auditable financial statements covering recent operations of properties having operating histories; and

●	title and liability insurance policies.

We may seek to enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for residential properties. Such standardized leases generally have terms of one year or less. All prospective residents for our residential properties will be required to submit a credit application.

In purchasing, leasing and developing properties, we will be subject to risks generally incident to the ownership of real estate. For example, certain losses are not insurable and may only be insured subject to limitations, and there is no guarantee that our insurance coverage will actually be sufficient or cover all costs and damages in the case of any loss.

Investment Process

The manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the manager and subject to the limitations in the Operating Agreement.

The manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

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In selecting investments for us, the manager will utilize the manager’s investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. In addition to the specific investment criteria listed above, our manager will consider the following factors when evaluating prospective investment opportunities:

●	macroeconomic conditions that may influence operating performance;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

●	real estate and leasing market conditions affecting the real estate;

●	the cash flow in place and projected to be in place over the expected hold period of the real estate;

●	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

●	review of third-party reports, including appraisals, engineering and environmental reports;

●	physical inspections of the real estate and analysis of markets; and

●	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the manager’s underwriting criteria, the manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 69% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the manager. To the extent a series does not employ leverage to fund the initial purchase of an asset, the series may subsequently determine to obtain financing for the asset in accordance with this leverage policy. In such case, unless the financing (or any other refinancing) proceeds are needed, in the manager’s discretion, to fund the operations of an asset or reserves, the manager may determine to distribute all or a portion of such proceeds to investors.

Acquisition Mechanics

Typically, each series will acquire its series property prior to the commencement or closing of that series’ offering. Each series property will be fully described in the offering circular as it may be amended to include new series offerings. In each such offering circular, information relating to the series property being offered, such as the description and specifications of the series property, the purchase price of the series property and the relevant terms of purchase, will be disclosed.

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It is not anticipated that a series will own any assets other than the series property, plus cash reserves for maintenance, insurance and other expenses pertaining to the series property and amounts earned by the series from the monetization of the series property, if any. Each series may hold the specific property that it acquires in a wholly-owned subsidiary which would be a Delaware limited liability company.

A series may acquire its property either from an unaffiliated third party or from an affiliate. The differences in these acquisition methods are described below:

1. Acquisition of a Series Property from an Unaffiliated Third-Party Seller

If a new property is to be acquired for a new series prior to the establishment of that series, the manager will enter into a purchase and sale agreement with the third-party seller to acquire the property on behalf of the new series. The manager will negotiate with the third-party seller on behalf of the to-be-organized series the purchase price for the new property and related purchase terms and conditions which will be specified in an offer to purchase real estate agreement, or purchase and sale agreement, by and between the manager and the property seller. Once the new series is established, the manager will either assign the purchase and sale agreement to that series or the purchase and sale agreement will be re-executed with the new series as the buying party. If a series has been established prior to the purchase of the property, the series may acquire the property directly from the seller.

Typically, a series will hold its property in a wholly owned limited liability company subsidiary organized in Delaware.

Purchase price funds to acquire a new property from a third party will either be all cash provided by the proceeds of an offering or some combination of mortgage proceeds, short term loans, seller financings and cash. If a property is purchased entirely with cash without any financing, the series may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors as more fully discussed under “Leverage Policy” above. The funding and closing of the property acquisition may take place prior to the beginning of the series offering, during the offering or at the time of, or following, the closing of the offering. If the property acquisition closing takes place prior to the closing of the series offering, the cash component of the property purchase price will be provided by the manager as a loan to the series for payment to the third-party seller. In turn, the series will issue to the manager a promissory note in the amount of the manager’s loan. In addition, if a mortgage is not able to be obtained, or obtained at favorable rates, from a third-party lender, the manager or an affiliate may provide such financing at a reasonable market interest rate. The proceeds of the new series offering, net of sales commissions, if any, will be used to repay the outstanding balance, plus accrued but unpaid interest, on the promissory note (and, if applicable, mortgage loan) issued to the manager. The series will also pay the manager a sourcing fee as indicated below in the use of proceeds table for the series. If by the termination date of the offering the series does not raise sufficient funds in the offering to repay the manager the outstanding principal balance on the promissory note (and, if applicable, mortgage loan), (i) the available net proceeds of the offering will be used to pay down the promissory note and/or the mortgage loan to the extent possible and (ii) any outstanding balance on the promissory note will be converted into interests in the series and issued to the manager. Such interests will be valued at the same price as offered to investors in the series offering.

2. Acquisition of a Series Property from the Manager or an Affiliate of the Manager

If the entity selling the property to a series is the manager or an affiliate of the manager who has previously purchased the property from a third-party seller, the series will purchase the property (or a 100% interest in the LLC that may own the property) at a purchase price equal to the price the manager or affiliate actually paid for the property (inclusive of acquisition and closing costs). The series will also pay the manager (or the affiliate of the manager) the sourcing fee as indicated in the use of proceeds table for the particular offering. The series will purchase the property through the issuance to the manager (or the affiliate of the manager) of a promissory note in the full amount of the purchase price of the series property inclusive of acquisition and closing costs. The series will repay the promissory note, along with accrued interest at a to-be-determined annual interest rate, with net proceeds from the series offering. If the property is purchased without any mortgage financing (in which case the note would reflect an all-cash amount required to acquire the property), the series may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors as more fully discussed under “Leverage Policy” above. Prior to the repayment of the note, the manager (or the affiliate of the manager) will retain all rental income derived from the series property, net of concessions, taxes, insurance, HOA dues and costs of repair. If the series does not raise sufficient funds in its offering to fully repay the promissory note within the 12 months following the date of the offering circular amendment relating to that series, the balance due on the promissory note, along with accrued but unpaid interest, will be converted into interests in the series at the series offering price.

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The manager reserves the right to adjust the acquisition mechanics described above in its sole discretion. To the extent that the manager does so adjust the acquisition mechanics in any material way, we will file a supplement to this offering circular to reflect such material adjustment.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund,” which means the manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the Operating Agreement, we have the authority to issue an unlimited number of additional interests or other securities. After your purchase in any series offering, the manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Additional Borrowings. We expect each series may seek, as applicable, to finance or refinance any outstanding indebtedness with an additional mortgage or other debt financing, including with either an affiliate or a third party. We expect that any third-party mortgage and/or other debt instruments that a series, or the Company on behalf of a series, enters into in connection with a financing or refinancing of a property will be secured by a security interest in the title of such property and any other assets of the series.

See “Use of Proceeds to Issuer” for more information.

Disposition Policies

We intend to hold and manage the properties we acquire for a period of five to ten years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The manager may determine that it is in the best interests of shareholders to sell a property earlier than five years or to hold a property for more than ten years. Additionally, any sale of a property will be subject to lessee rights and we would attempt to time property sales with lessee rights in mind, either by timing sales with anticipated lease terminations or by assigning an existing lease to the property buyer where allowed under applicable laws.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Following the sale of a property, the manager will distribute the proceeds of such sale, net of the property disposition fee as described below, to the interest holders of the applicable series (after payment of any accrued liabilities or debt on the property or of the series at that time).

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Property Disposition Fee

Upon the disposition and sale of a series property, each series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income.

Description of the Property Management Agreement

The company will appoint the manager or a third-party property management company to serve as property manager to manage the underlying property of each series pursuant to a series specific property management agreement.

The services provided by the property manager will include:

●	Collecting rent and maintaining books and records;

●	Ensuring compliance with local landlord/tenant and other applicable laws;

●	Routine property maintenance and responding to tenant maintenance requests;

●	Handling tenant on-boarding (move-in) and move-out; and

●	Investigating, selecting, and, on behalf of the applicable series, engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including but not limited to consultants, insurers, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement.

Each property management agreement will terminate on the earlier of: (i) the manager’s discretion to terminate a property management agreement at pre-determined renewal periods or by paying a termination fee, (ii) after the date on which the relevant series property has been liquidated and the obligations connected to the series property (including contingent obligations) have been terminated, (iii) the removal of the manager as managing member of our company and thus of all series (if the property manager is the manager), (iv) upon notice by one party to the other party of a party’s material breach of a property management agreement or (v) such other date as agreed between the parties to the property management agreement.

Each series will indemnify the property manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which it becomes subject by virtue of serving as property manager under the respective property management agreements with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Currently, we intend to enter into a property management agreement on behalf of each series. The following is an example summary of the material terms of a property management agreement:

●	12-month term with optional annual renewals;

●	Early cancellation fee of $500;

●	Property management fee equal to eight percent (8%) of rents collected on a series property, or fifteen percent (15%) of rents collected if the property is a vacation rental property; and

●	A fee of twenty-five percent (25%) of the first month’s rent, waived if the tenant is sourced by the property management company or the manager. This fee will cover any additional cost if there is a tenant agent involved in the rental sourcing.

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Property Management Fee

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to eight percent (8%) of rents collected on a series property, or fifteen percent (15%) of rents collected if the property is a vacation rental property. Property management fees will be negotiated with a local property manager on a case-by case, arms’ length basis. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the 8% charged to the series (or less than 15% in the case of a vacation rental), the manager will receive the difference as income. If a series property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

Asset Management Fee

Each series will pay the manager an annual asset management fee equal to one and a half percent (1.5%) of the purchase price of the series property for that series. This fee will be paid out of the net operating rental income of a series on a quarterly basis.

Operating Expenses

Each series of our company will be responsible for the following costs and expenses attributable to the activities of our company related to such series (we refer to these as Operating Expenses):

●	any and all fees, costs and expenses incurred in connection with the management of a series property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;

●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of each series, including any blue sky filings required in order for interests in a series to be made available to investors in certain states and any annual audit of the accounts of such series (if applicable) and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

●	any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the manager or a property manager, in connection with the series property;

●	any withholding or transfer taxes imposed on our company or a series or any of the members as a result of its or their earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or a property manager in connection with the affairs of our company or a series;

●	the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;

●	the cost of the audit of our company’s annual financial statements and the preparation of its tax returns and circulation of reports to investors;

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●	the cost of any audit of a series’ annual financial statements and the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a series and circulation of reports to investors;

●	any indemnification payments to be made pursuant to the requirements of the Operating Agreement;

●	the fees and expenses of our company’s or a series’ counsel in connection with advice directly relating to our company’s or a series’ legal affairs;

●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the manager in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a series property and cannot be covered by any Operating Expense reserves on the balance sheet of such series property, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series property (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in the such series in order to cover such additional amounts.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from series properties and any indemnification payments made by the manager will be allocated among the various series interests in accordance with the manager’s allocation policy set forth below. The allocation policy requires the manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series. If, however, an item is not allocable to a specific series but to our company in general, it will be allocated pro rata based on the value of the series properties or the number of properties, as reasonably determined by the manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific series property)
Revenue	Each of the series will have monthly rental income from the series property.	Allocable directly to the applicable series property

Acquisition Expenses	Appraisal and valuation fees (if incurred pre-closing)	Allocable directly to the applicable series property
	Appraisal and valuation fees (if incurred post-closing)	Allocable directly to the applicable series property
	Pre-purchase inspection	Allocable directly to the applicable series property
	Closing costs	Allocable directly to the applicable series property
	Interest expense, if any, when an underlying series property is purchased by a series through a loan prior to the closing of a series offering	Allocable directly to the applicable series property

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Offering Expenses	Legal expenses related to the preparation of regulatory paperwork (offering materials) for a series	Not allocable; to be borne by the manager
	Audit and accounting work related to the regulatory paperwork or a series	Allocable directly to the applicable series property
	Compliance work including diligence related to the preparation of a series	Not allocable; to be borne by the manager
	Insurance of a series property as at time of acquisition	Allocable directly to the applicable series property
	Broker fees other than cash commissions (e.g., expense reimbursement)	Not allocable; to be borne by the manager
	Brokerage fee payable per filing of a Form 1-A Post-Qualification Amendment ($1,000 per 1-A POS)	Allocable directly to the applicable series property
	Preparation of marketing materials	Not allocable; to be borne by the manager

Operating Expense	Property management fees	Allocable directly to the applicable series property
	Asset management fees	Allocable directly to the applicable series property
	Audit and accounting work related to the regulatory paperwork of a series	Allocable pro rata to the number of series properties
	Security (e.g., surveillance and patrols)	Allocable pro rata to the value of each series property
	Insurance	Allocable directly to the applicable series property
	Maintenance	Allocable directly to the applicable series property
	Property marketing or lease concessions, including special offers and terms	Allocable directly to the applicable series property
	Property disposition fee	Allocable directly to the applicable series property
	Interest expense, if any, when a series property holds any type of term loan or line of credit	Allocable directly to the applicable series property
	Audit, accounting and bookkeeping related to the reporting requirements of a series	Allocable pro rata to the number of series properties

Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable pro rata to the value of each series property

Notwithstanding the foregoing, the manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the investors.

The Casa Shares Platform

Casa Shares, Inc., the manager, owns and operates a web-based and mobile accessible investment platform, the Casa Shares platform. Through the use of the Casa Shares platform, investors can browse and screen the investments offered by each of our series, now existing or to be formed by our company in the future, and electronically sign legal documents to purchase series interests.

Competition

There are a number of established and emerging competitors in the real estate investment platform market. The market is fragmented, rapidly evolving, competitive, and with relatively low barriers to entry. We consider our competitive differentiators in our market to be:

●	our focus on the residential rental market;

●	the ability for users to select which rental properties they would like to invest in;

●	consistent rental income with use of moderate amounts of leverage;

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●	our unique investment strategy and approach to market selection;

●	lower minimum investment amounts; and

●	favorable tax treatment associated with REIT elections.

We face competition primarily from other real estate investment platform companies such as Arrived Holdings, Inc., Landa Holdings, Inc., and Fintor, Inc, as well as a range of emerging new entrants. In order to compete, we work tirelessly to innovate and improve our products, while at the same time preserving our unique culture and approach.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with the manager and its affiliates and our officers and/or directors who are also officers and/or directors of the manager. Conflicts may include, without limitation:

●	Each of our executive officers will also serve as an officer of other the manager and its affiliated entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the manager and/or affiliates of the manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. The manager is not required to make available any particular individual personnel to us.

●	Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the manager will dedicate to the management of our business. Accordingly, we may compete with manager and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by the manager or one of its affiliates, which we refer to collectively as the manager-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

●	Some or all of the series will acquire their properties from the manager or from an affiliate of the manager. Prior to a sale to a series, the manager may acquire a property, repair and improve the property, place a tenant in the property and have the property appraised. In this case, the manager will then resell the property to a series at the appraised value which may reflect a premium over the manager’s investment in the property. Accordingly, because the manager will be an interested party with respect to a sale of a property that it owns to a series, the manager’s interests in such a sale may not be aligned with the interests of the series or its investors. There can be no assurance that a property purchase price that a series will pay to the manager will be comparable to that which a series might pay to an unaffiliated third party property seller.

●	The manager may in the future form or sponsor additional manager-sponsored vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the manager has determined to be suitable for us, that property will be allocated to us.

●	The manager does not assume any responsibility beyond the duties specified in the Operating Agreement and will not be responsible for any actions of our executive officers in following or declining to follow the manager’s advice or recommendations. The manager’s liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the manager’s duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the manager would not be liable.

Employees

Our company does not have any employees. All of the officers and directors of our company are employees of the manager.

Legal Proceedings

None of our company, any series, the manager, or any director or executive officer of our company or the manager is presently subject to any material legal proceedings.

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Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Since its formation in July 2023, our company has been engaged primarily in preparing to acquire properties for its series and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues are generated at the series level. For the year ended September 30, 2025, Casa Shares Series Lorene and Series Richmond generated revenues of $15,000 and $8,100, respectively. For the year ended September 30, 2024, Casa Shares Series Lorene generated revenues of $12,500, while Series Richmond did not generate revenue during the period.

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During the year ended September 30, 2025, the Company incurred operating expenses of $115,762 related to Series Lorene and $8,072 related to Series Richmond. During the year ended September 30, 2024, the Company incurred operating expenses of $21,738, all of which related to Series Lorene. Each series is responsible for its own operating expenses, including property taxes, property insurance, and homeowners’ association fees, beginning on the closing date of the respective offering. As a result, for the year ended September 30, 2025, Series Lorene generated a net loss of $100,762, while Series Richmond generated a net profit of $28. For the year ended September 30, 2024, Series Lorene generated a net loss of $13,674.

Liquidity and Capital Resources

As of September 30, 2025, Series Lorene had $9,099 in cash and $29,055 funds held in escrow, classifies as restricted cash.

Casa Shares Series Lorene completed the acquisition of its property on October 12, 2023. With respect to the acquisition of the Series Lorene Property from the builder/seller, Casa Shares Series Lorene issued a convertible promissory note to the manager in the amount of $41,000. We intend to repay this promissory note out of the net proceeds of the Casa Shares Series Lorene offering. During August 2025, the Company repaid $20,000 of the outstanding principal under the convertible note. As of September 30, 2025, the remaining balance of the convertible promissory note was in default due to the passage of the maturity date.

On December 18, 2023, Casa Shares Series Lorene entered into a grid promissory note with the manager, Casa Shares, Inc., pursuant to which the manager agreed to lend Casa Shares Series Lorene up to a maximum of $13,310.04 to enable Casa Shares Series Lorene to make its Monthly Financing Payments. The grid note matures and becomes fully payable on December 13, 2024. The Manager advanced an aggregate amount of $4,436.51 under the grid note, which was fully repaid in June 2025. Accordingly, no amounts were outstanding under the grid note as of September 30, 2025.

As of September 30, 2025, Series Richmond had $7,469 in cash.

Casa Shares Series Richmond completed the acquisition of its property on March 25, 2025. With respect to the acquisition of the Series Richmond Property from the builder/seller, Casa Shares Series Richmond issued a convertible promissory note to the manager in the amount of $455,900. We intend to repay this promissory note out of the net proceeds of the Casa Shares Series Richmond offering. As of September 30, 2025, the amount outstanding under this promissory note was $455,900.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

Plan of Operations

We intend to list our series properties for lease with a real estate broker, if not already rented upon acquisition. The asking rent for the series properties is expected to be in the range which is consistent with other rental properties in a given market area. We intend to hold the series properties for five to ten years during which time, we will operate the series properties as rental properties. During this period, we intend to distribute any Free Cash Flow to series interest holders.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than ten years.

We plan to launch an as of yet undetermined number of additional series and related offerings in the next twelve months; however, in any case, the aggregate dollar amount of all of the series interests that we will sell within the twelve-month period following qualification of our Form 1-A by the Commission will not exceed the maximum amount allowed under Regulation A. The proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

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Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage condominiums or single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

● Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

● The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

● Continued increases in remote work arrangements may lead to greater rental activity in our target markets

Item 3. Directors and Officers

General

The manager of our company is Casa Shares, Inc., a Delaware corporation. The manager has appointed executive officers for our company, Mirza Beg and McKay Francis.

All of our executive officers are employees of the manager. The executive offices of the manager are located at 400 West Poleline Road, Rexburg, ID 83440, and the telephone number of the manager’s executive offices is 949-383-0056.

Executive Officers

The following table sets forth certain information with respect to each of the executive officers of our company and the manager:

Executive Officer	Age	Position Held with our Company (1) (2)	Position Held with the Manager
Mirza Beg	39	Chief Executive Officer	Chief Executive Officer
McKay Francis	40	Chief Financial Officer	Chief Financial Officer

(1)	The current executive officers, whose terms in office began upon the organization of our company on July 17, 2023, will serve in these capacities indefinitely, or until their successors are duly elected and qualified.

(2)	The executive officers of the manager are currently devoting a significant amount of their working time to the operations of our company to satisfy their respective responsibilities to the management of our company.

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Biographical Information

Set forth below is biographical information of our executive officers.

Mirza Beg, Chief Executive Officer. From January 2017 through present, Mr. Beg has owned and operated Virtubroker Corporation, a California based real estate brokerage firm. Mr. Beg’s responsibilities at Virtubroker Corporation include serving as the broker of record, working with clients to list properties for sale, executing purchase agreements, and overseeing the maintenance, marketing and tenant management for rental properties. Between November 2017 and November 2019, Mr. Beg was employed by HCL Technologies Limited and served as an SAP Software Consultant at Southern California Edison. At this company, Mr. Beg’s responsibilities included configuring usage and billing software to facilitate the meter to cash process for Southern California Edison customers. Between November 2019 and October 2021, Mr. Beg was employed by Rapid Tech LLC and served as a Project Manager at Southern California Edison. Mr. Beg’s responsibilities at Rapid Tech LLC included managing the scope, budgets and deliverables for a variety of software projects for Southern California Edison. Between October 2021 and November 2022, Mr. Beg was employed by Oracle Corporation as a Technical Project Manager. Mr. Beg’s responsibilities at Oracle Corporation included configuring and implementing SaaS projects driven by AI and behavioral science aimed at reducing energy usage for a variety of utility client customers. Mr. Beg graduated with a Bachelor’s Degree in Finance from California State University, Fullerton in 2016.

McKay Francis, Chief Financial Officer. In May of 2017, Mr. Francis joined Brad Hall and Associates and was made President of South Fork Property Management based in Idaho Falls, ID, a newly formed subsidiary established to manage all of the assets owned by Brad Hall and Associates. In January of 2022, South Fork Property Management was split into two companies - South Fork Property Management, and South Fork Housing. At that time Mr. Francis was appointed president of South Fork Housing. These changes were made because of significant enterprise growth and acquisitions. South Fork Housing leases out to more than 1600 college students in Idaho. During these six plus years of working for Brad Hall and Associates, Mr. Francis also developed land in Rexburg, Idaho into residential building lots in three different subdivisions. Mr. Francis started Idaho based Elevation Management, LLC in 2017 to run these development projects. Mr. Francis graduated with a Bachelor’s degree in Business Management and Marketing from Brigham Young University - Idaho in 2010. Mr. Francis also graduated with an MBA in Entrepreneurial Management from Utah State University in 2015.

The Manager and the Operating Agreement

Under our Operating Agreement, Casa Shares, Inc., who we refer to as the “manager,” will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The manager will perform its duties and responsibilities pursuant to the Operating Agreement. The manager will maintain a contractual, as opposed to a fiduciary relationship, with us and our investors. Furthermore, we have agreed to limit the liability of the manager and to indemnify the manager against certain liabilities.

The Operating Agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that our manager will not have any duty (including any fiduciary duty) to our company, any series or any of the interest holders.

Responsibilities of the Manager

The responsibilities of the manager include:

●	Investment Advisory, Origination and Acquisition Services such as approving and overseeing our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

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●	Offering Services such as the development of our series offerings, including the determination of their specific terms;

●	Management Services such as investigating, selecting, and, on our behalf, engaging and conducting business with such persons as the manager deems necessary to the proper performance of its obligations under the Operating Agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all persons acting in any other capacity deemed by the manager necessary or desirable for the performance of any of the services under the Operating Agreement;

●	Accounting and Other Administrative Services such as maintaining accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the Commission and any other regulatory agency, including annual financial statements, and managing and performing the various administrative functions necessary for our day-to-day operations;

●	Investor Services such as managing communications with our investors, including answering phone calls, preparing and sending written and electronic reports and other communications;

●	Financing Services such as monitoring and overseeing the service of our debt facilities and other financings, if any; and

●	Disposition Services such as evaluating and approving potential asset dispositions, sales or liquidity transactions.

Our manager has not sponsored any prior real estate investment programs. Accordingly, this offering circular does not contain any information concerning prior performance, whether respect to operations, distributions or property liquidations, of our manager and its affiliates, which means that you will be unable to assess any results from their prior activities, with respect to operations, distributions, asset liquidations or otherwise, before deciding whether to purchase interests in our series.

Management Compensation

Pursuant to the Operating Agreement, the manager, or affiliated entities, may receive fees and expense reimbursements for services relating to our series offerings and the investment and management of our series properties. The items of compensation are summarized in the following table:

Form of Compensation	Description
Asset Management Fee	Each series will pay the manager an asset management fee equal to one and one-half percent (1.5%) of the purchase price of the series property for that series, to be paid quarterly.

Reimbursement of Expenses:	We will reimburse the manager for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us. This does not include the manager’s overhead, employee costs borne by the manager, utilities or technology costs.

Property Sourcing Fee	The manager will receive a one-time cash sourcing fee in an amount equal to up to six percent (6%) of the purchase price of the property acquired by a series.

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Property Disposition Fee	To the extent that the actual property disposition fees are less than the amount charged to a series, the manager will receive the difference as income.

Fees from Other Services – Affiliates of the Manager	We may retain third parties, including certain of the manager’s affiliates, for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, property oversight and other property management services. Any such arrangements will be at market terms and rates.

Reimbursement of Expenses

Because the manager’s personnel will perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, the manager will be reimbursed for the documented cost of performing such tasks. We will also pay all fees, costs and expenses of the series, and of our company as applicable, other than those specifically required to be borne by the manager under the Operating Agreement. These expenses include, but are not limited to:

●	expenses associated with the listing of our interests (or any other securities of our company) on a securities exchange or alternative trading system (“ATS”), if applicable, or with the formation of our company or any series or subsidiary thereof and the offering, issuance and distribution of our interests (or any other securities of our company), such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees;

●	expenses in connection with the transaction costs incident to the acquisition, origination, disposition and financing of our properties;

●	expenses of organizing, revising, amending, converting, modifying or terminating our company or any series or subsidiary thereof;

●	the compensation and expenses of our officers and the allocable share of cost of liability insurance under a universal insurance policy covering the manager or its affiliates and/or us to indemnify our officers;

●	costs associated with the establishment and maintenance of any credit facilities, repurchase agreements, and securitization vehicles or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs);

●	expenses connected with communications to any lenders and holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with any lenders and holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the Commission, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our interests on any exchange, the fees payable by us to any such exchange in connection with its listing, and costs of preparing, printing and mailing our annual report to our investors and proxy materials with respect to any meeting of our investors;

●	expenses incurred by managers, officers, personnel and agents of the manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of the manager in connection with the purchase, origination, financing, refinancing, sale or other disposition of a property;

●	costs and expenses incurred with respect to market information systems and publications, pricing and valuation services, research publications and materials, and settlement, clearing and custodial fees and expenses;

●	compensation and expenses of our custodian and transfer agent, if any;

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●	all other costs and expenses relating to our business operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of properties, including appraisal, reporting, audit and legal fees;

●	all costs and expenses relating to the development and management of our website;

●	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses incurred in connection therewith, against us or any subsidiary, or against any trustee, director or executive officer of us or of any subsidiary in his or her capacity as such for which we or any subsidiary is required to indemnify such trustee, director or executive officer by any court or governmental agency; and

●	all other expenses actually incurred by the manager (except as described below) which are reasonably necessary for the performance by the manager of its duties and functions under the Operating Agreement.

However, to the extent the manager advances the fees, costs and expenses that it is not obligated to pay under the Operating Agreement, our company will reimburse the manager for such fees, costs and expenses. Expense reimbursements shall be payable monthly in cash.

Indemnification of the Manager

The Operating Agreement provides that none of our manager, any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company or such series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Term and Removal of the Manager

The Operating Agreement provides that the manager will serve as the manager for an indefinite term, but that the manager may be removed as manager of our company and each series of interests in a very limited circumstance. By an affirmative vote of the holders of seventy-five percent (75%) of our company’s outstanding interests, members may remove the manager following a non-appealable judgment of a court of competent jurisdiction which finds that the manager has committed fraud in connection with our company or a series of interests, and which has a material adverse effect on the company. Additionally, the manager may choose to withdraw as the manager, under certain circumstances.

The manager may assign its rights under the Operating Agreement in its entirety or delegate certain of its duties under the Operating Agreement to any of its affiliates without the approval of our investors so long as the manager remains liable for any such affiliate’s performance.

In the event of the removal of the manager, the manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Other than any accrued fees payable to the manager, no additional compensation will be paid to the manager in the event of the removal of the manager.

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Manager Affiliates

None.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our company. Each of our executive officers, who are also executive officers of the manager, manages our day-to-day affairs, oversees the review, selection and recommendation of investment opportunities, services acquired properties and monitors the performance of these properties to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the manager, from the manager. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the manager, we do not intend to pay any compensation directly to these individuals.

Compensation of the Manager

The manager will receive compensation and reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) as discussed above. Neither the manager nor any of its affiliates will receive any selling commissions or dealer manager fees in connection with this or other series offerings. See “Plan of Distribution and Subscription Procedure—Fees and Expenses” and “Use of Proceeds to Issuer” for further details.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Our company is managed by Casa Shares, Inc., the manager, who will also be the manager of all of our series. The manager currently does not own, and at the closing of each series offering is not expected to own, any of the interests in any series.

The manager or an affiliate of the manager may purchase interests in any series of our company on the same terms as offered to investors. No brokerage fee will be paid on any interests purchased by the manager or its affiliates. Additionally, the manager may acquire interests in any series of our company in the event that a promissory note issued to the manager in connection with the acquisition of a series property, if outstanding, is not repaid on or prior to its maturity date, at which point, the outstanding balance of the promissory note will be converted into series interests under the same terms as in the applicable series offering.

The address of Casa Shares, Inc. is 400 West Poleline Road, Rexburg, ID 83440.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since our formation in July 2023, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

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Series Lorene enters into various transactions with the Manager in the normal course of operating, investing and financing activities.

On August 22, 2023, Series Lorene executed a convertible promissory note to reimburse the Manager $41,000 for the security deposit and down payment for the Casa Shares Series LLC property. The convertible note does not bear any interest. The note has a maturity date 18 months following the date on which the offering for the Series Lorene membership interests commences through an offering conducted by the Company following qualification of the Company’s form 1-A by the Security and Exchange Commission. Except as otherwise provided herein, the Company shall repay the outstanding principal amount of this Note, in full, out of the net proceeds of the offering within fourteen days after the maturity date. If by the maturity date, Series Lorene has not raised sufficient funds in the offering to repay the principal amount of the note in full, any outstanding balance due on the principal amount shall be automatically converted into interests in Series Lorene on the same terms as offered to investors in the offering. The note commenced on October 12, 2023, at the time of the property closing. In August 2025, the Company repaid $20,000 of the outstanding principal under the note. As of September 30, 2025, the remaining balance of the convertible promissory note was in default due to the passage of the maturity date.   In January 2026, the Company repaid an additional $5,000 of the outstanding principal balance.

On August 24, 2023, Series Lorene executed a Sellers Note with the seller for the amount of $184,000 as a first loan on Series Lorene  property. The Seller Note is secured by a Deed of Trust, payable at $1,103 per month, including interest at 8% per annum for 1 year and with the entire balance due 1 year from date of the Seller Note or contract for Deed. Prepayment is allowed without penalty and there are no conversion terms. The Sellers Note commenced on October 12, 2023, at the time of the property closing. The Seller Note in the amount of $184,000_was repaid by Casa Shares, Inc. on March 15, 2024, and as such Series Lorene owes this amount to the Manager as of September 30, 2025 and 2024.

On December 18, 2023, Series Lorene  entered into a grid promissory note with the Manager, pursuant to which the Manager agreed to lend Series Lorene up to a maximum of $13,310. The grid note matures and becomes fully payable on December 13, 2024. Interest shall accrue on the unpaid portion of the base amount and the unpaid portion of all advances outstanding from time to time at a fixed rate of interest equal to eight percent (8%) per annum and shall be payable in one lump sum due on the Maturity Date. The Manager provided an aggregate amount of $4,436 in advances to Series Lorene under the grid note, which were fully repaid in June 2025, and accordingly no balance remained outstanding under the grid note as of September 30, 2025.

During the years ended September 30, 2025 and 2024, Series Lorene incurred $3,375 and $4,376, respectively in management fees to the Manager.

Series Richmond

In March, 2025, Series Richmond, entered into a convertible promissory note agreement (the “Note”) with Casa Shares, Inc., (the “Lender”), for a principal amount of $455,900. The Note was issued in connection with the acquisition of real estate located at 623 S 2275 W, Rexburg, Idaho (the “Property”), which closed on March 25, 2025. The proceeds of the Note were used to fund the purchase of the Property on behalf of Series Richmond.

The Note does not bear interest  and is repayable in full in lawful U.S. dollars out of the net proceeds of a Regulation A offering of membership interests in Series Richmond (the “Offering”). The Note matures eighteen (18) months following the commencement of the Offering (the “Maturity Date”). If sufficient proceeds are raised, repayment must occur within fourteen (14) days after the Maturity Date. In the event that Series Richmond does not raise sufficient funds in the Offering to repay the Note in full, the outstanding principal balance shall automatically convert into membership interests of Series Richmond on the same terms as offered to third-party investors.

The Note may be prepaid at any time without penalty. This amount is recorded as a related party payable on the consolidated and consolidating balance sheet. The Note is unsecured.

During the years ended September 30, 2025 and 2024, Series Richmond incurred $3,419 and $0, respectively in management fees to the Manager.

It is expected that, in the future, some of the additional series will acquire their properties directly from the manager or from a manager affiliate. Prior to a sale to a series, the manager, or the manager affiliate, will acquire a property, repair and improve the property, place a tenant in the property and have the property appraised. The manager, or manager affiliate, will then resell the property to a series at the appraised value which may reflect a premium over the manager’s, or the manager affiliate’s, investment in the property.

It is expected that each promissory note issued to the manager or its affiliate with respect to the acquisition of a specific series property will be repaid through future closings of the respective series offering or through additional, future series offerings. In the event that a particular promissory is not repaid in full prior to its maturity date, the outstanding principal balance of that promissory note will be converted into the related series interests under the same terms as provided to investors in that series offering.

The repayment to our manager of an outstanding promissory note does not include reimbursements made to the manager for offering expenses or acquisition expenses, which will be paid separately to our manager.

Item 6. Other Information

None.

21

Item 7. Financial Statements

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

SEPTEMBER 30, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID# 03523)	F-2

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS AS OF SEPTEMBER 30, 2025 AND 2024	F-3

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024	F-4

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024	F-5

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEARS ENDED SEPTEMBER 30, 2025 AND 2024	F-6

NOTES TO CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-7

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Members of

Casa Shares Assets, LLC and its Series

Rexburg, Idaho

Opinion on the Consolidated and Consolidating Financial Statements

We have audited the accompanying consolidated and consolidating balance sheets of Casa Shares Assets, LLC and its Series (the Company) as of September 30, 2025 and 2024, and the related consolidated and consolidating statements of comprehensive loss, changes in members’ equity (deficit), and cash flows for each of the two years in the period ended September 30, 2025, and the related notes (collectively referred to as the consolidated and consolidating financial statements). In our opinion, the consolidated and consolidating financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated and consolidating financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated and consolidating financial statements, the Company’s lack of liquidity raises substantial doubt about their ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated and consolidating financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated and consolidating financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated and consolidating financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated and consolidating financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated and consolidating statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and consolidating financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and consolidating financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Stephano Slack LLC

We have served as the Company’s auditor since 2024.

Wayne, Pennsylvania

February 12, 2026

F-2

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

	September 30, 2025			September 30, 2024
	Series	Series		Series
	Lorene	Richmond	Consolidated	Lorene	Consolidated

ASSETS
Current assets:
Cash	$9,099	$7,469	$16,568	$5,999	$5,999
Restricted cash held by escrow agent	29,035		29,035	-	-
Due from property manager	1,610	-	1,610	1,526	1,526
Property and equipment, net	214,463	449,895	664,358	221,040	221,040
Rent receivable		2,700	2,700
Deferred offering costs	-	-	-	97,400	97,400
Total assets	$254,208	$460,064	$714,272	$325,965	$325,965

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$-	$-	$-	$3,879	$3,879
Security deposit	900	1,500	2,400	900	900
Due to related party	213,388	461,955	675,343	236,138	236,138
Total liabilities	214,288	463,455	677,743	240,917	240,917

Members’ equity:
Members’ capital	160,740	-	160,740	105,106	105,106
Accumulated deficit	(120,820)	(3,391)	(124,212)	(20,058)	(20,058)
Total members’ equity (deficit)	39,919	(3,391)	36,528	85,048	85,048
Total liabilities and members’ equity (deficit)	$254,208	$460,064	$714,272	$325,965	$325,965

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

F-3

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE LOSS

	Year ended September 30, 2025			Year ended September 30, 2024
	Series	Series		Series
	Lorene	Richmond	Consolidated	Lorene	Consolidated
Rental income	$15,000	$8,100	$23,100	$12,500	$12,500
Total revenue	15,000	8,100	23,100	12,500	12,500

Operating expenses:
Depreciation	6,576	6,641	13,217	6,028	6,028
Insurance	336	706	1,042	305	305
Management fees	4,575	3,419	7,994	4,376	4,376
Repairs and maintenance	-	47	47	155	155
Property taxes	675	-	675	2,250	2,250
Professional fees	26,000
General and administrative	2,010	678	2,688	8,624	8,624
Write-off of deferred offering costs	75,590	-	75,590	-	-
Total operating expenses	115,762	11,491	127,253	21,738	21,738
Operating loss	(100,762)	(3,391)	(104,153)	(9,238)	(9,238)
Interest expense, net	-	-	-	4436	4,436
Net loss	$(100,762)	$(3,391)	$(104,153)	$(13,674)	$(13,674)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

F-4

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

	Series Lorene			Series Richmond			Consolidated
			Total			Total			Total
	Members’	Accumulated	Members’	Members’	Accumulated	Members’	Members’	Accumulated	Members’
	Capital	Deficit	Equity	Capital	Deficit	Equity	Capital	Deficit	Equity
Balances at September 30, 2023	$24,396	$(6,384)	$18,012	$-	$-	$-	$24,396	$(6,384)	$18,012
Deemed contributions from Manager	80,710	-	80,710	-	-	-	80,710	-	80,710
Net loss	-	(13,674)	(13,674)	-	-	-	-	(13,674)	(13,674)
Balances at September 30, 2024	$105,106	$(20,058)	$85,048	$-	$-	$-	$105,106	$(20,058)	$85,048

Balances at September 30, 2024	$105,106	$(20,058)	$85,048	$-	$-	$-	$105,106	$(20,058)	$85,048
Deemed contributions from Manager	55,634	-	55,634	-	-	-	55,634	-	55,634
Proceed from offering	47,565	-	47,565	-	-	-	47,565	-	47,565
Offering costs	(47,565)	-	(47,565)	-	-	-	(47,565)	-	(47,565)
Net loss	-	(100,762)	(100,762)	-	(3,391)	(3,391)	-	(104,153)	(104,153)
Balances at September 30, 2025	$160,740	$(120,820)	$39,919	$-	$(3,391)	$(3,391)	$160,740	$(124,211)	$36,528

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

F-5

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year ended September 30, 2025			Year ended September 30, 2024
	Series Lorene	Series Richmond	Consolidated	Series Lorene	Consolidated
Cash flows from operating activities:
Net loss	$(100,762)	$(3,391)	$(104,154)	$(13,674)	$(13,674)
Adjustments to reconcile net loss to net cash provided by operating activities:
Expenses paid by the Manager	26,000	-	26,000	5,758	5,758
Write-off of deferred offering costs	75,590	-	75,590	-	-
Depreciation	6,576	6,641	13,217	6,028	6,028
Changes in operating assets and liabilities:
Due from property manager	(84)	-	(84)	(1,526)	(1,526)
Accrued expenses	-	-	-	3,880	3,880
Rent receivable		(2,700)
Due to related party	(22,750)	5,419	(17,331)	4,633	4,633
Security deposit	-	1,500	-	900	900
Net cash provided by (used in) operating activities	(15,430)	7,469	(7,961)	5,999	5,999
Cash flows from financing activities:
Proceeds from offering	47,565	-	47,565	47,565	47,565
Net cash provided by financing activities	47,565	-	47,565	47,565	47,565
Net change in cash	32,135	7,469	39,604	53,564	53,564
Cash at beginning of year	5,999	-	5,999	-	-
Cash at end of year	$38,134	$7,469	$45,603	$53,564	$53,564

Reconciliation of cash and restricted cash:
Cash at beginning of year	$5,999	$-	$5,999	$-	$-
Restricted cash at beginning of year	-	-	-	-	-
Cash and restricted cash at beginning of year	$5,999	$-	$5,999	$-	$-

Cash at end of year	$9,099	$7,469	$16,568	$66,652	$66,652
Restricted cash at end of year	29,035	-	29,035	-	-
Cash and restricted cash at end of year	$38,134	$7,469	$45,603	$66,652	$66,652

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-		$-	$-	$-
Cash paid for interest	$-		$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment paid by Manager	$-	$455,536	$455,536	$227,068	$227,068
Offering costs incurred as deemed contributions from Manager	$25,755	$-	$25,755	$73,388	$73,388
Deferred offering costs reclassed against members’ capital	$47,565	$-	$47,565	$-	$-
Settlement of accrued expenses as deemed contribution from Manager	$3,879	$-	$3,879	$6,000	$6,000

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

F-6

CASA SHARES ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Casa Shares Assets, LLC (the “Company”) is a Delaware Series limited liability company formed on July 17, 2023 under the laws of Delaware. Casa Shares Assets, LLC was formed to permit public investment in residential rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Casa Shares, Inc., managing member of the Company (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

On August 22, 2023, Casa Shares Series Lorene LLC, a series of Casa Shares Assets, LLC (“Series Lorene”) was formed under the laws of Delaware.

On November 5, 2024, the Company formed Casa Shares Series Richmond LLC, a series of Casa Shares Assets, LLC (“Series Richmond”) under the laws of Delaware for the purpose of acquiring a single-family property located in Rexburg, Idaho. The acquisition closed on March 25, 2025, for a total purchase price of $455,900.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a fiscal year-end of September 30th.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Casa Shares Assets, LLC, Series Lorene  and Series Richmond. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company accounts for offering costs in accordance with FASB Accounting Standards Codification (“ASC”) 340-10-S99-1. Offering costs incurred in connection with a Series offering are capitalized as deferred offering costs when the offering is ongoing and considered probable of completion. Deferred offering costs are charged to members’ equity upon the receipt of offering proceeds, limited to the amount of capital raised. Any deferred offering costs in excess of proceeds raised are expensed. Offering costs primarily consist of offering expense reimbursements and sourcing fees, including legal, accounting, escrow, underwriting, filing, and compliance costs related to a specific Series offering.

F-7

Per the Operating Agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

As of September 30, 2024, the Company had $97,400 of deferred offering costs capitalized on the balance sheet. During the year ended September 30, 2025, the Company incurred additional offering costs, resulting in total deferred offering costs of $25,755. In connection with the Company’s equity offering for Series Lorene (see Note 5), deferred offering costs were charged to members’ capital to the extent of offering proceeds raised. The remaining balance of $75,590 was written off as the costs exceeded the amount of capital raised.

As of September 30, 2025 and 2024, the Company had $0 and $97,400, respectively, of deferred offering costs capitalized on the balance sheet.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash, deposits, accrued expenses and due to related party approximate fair values due to the short-term nature of these instruments.

Management Fee

The Manager will receive from each Series an annual asset management fee equal to one and one-half percent (1.5%) of  the assets of the Series under management. Additionally, pursuant to the Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

As compensation for the services provided by the property management company, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on the Series’ property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income. If the Series’ property is vacant and not producing rental income, the property management company is not entitled to a fee.

F-8

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued professional fees, property taxes and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

Restricted Cash

As of September 30, 2025, the Company held $29,035 of cash in an escrow account related to the Series Lorene equity offering. These funds represent investor subscriptions received but not yet released from escrow.

The escrowed funds are restricted as to use and may only be released to the Company upon satisfaction of the applicable offering conditions. Accordingly, the balance has been classified as restricted cash in the accompanying balance sheet.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the periods ended September 30, 2025 and 2024.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

F-9

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. The Company recognizes rental revenue on a monthly basis when earned.

The Company’s Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive loss is equal to net loss.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company is organized as a Delaware limited liability company and has elected to be treated as a C corporation for U.S. federal income tax purposes pursuant to Subchapter C of the Internal Revenue Code. Each Series qualifies and intends to be taxed as a real estate investment trust (“REIT”), a special type of C corporation that files U.S. federal income tax returns on Form 1120-REIT.

As a REIT, each Series is subject to U.S. federal income tax; however, a REIT is generally permitted to deduct dividends paid to members and, therefore, may not be required to pay income tax at the corporate level to the extent it distributes its taxable income and capital gains. Net operating losses generated by a REIT are not passed through to members but may be retained at the REIT level and carried forward indefinitely under current federal tax law, subject to limitations on utilization.

F-10

Most states provide REITs with a dividends-paid deduction for state income tax purposes. Accordingly, in states that allow such deductions, the Series may not incur state income tax liabilities to the extent dividends paid exceed taxable income. In states that do not allow a dividends-paid deduction, state income taxes may be assessed based on applicable state tax rates. Members are not subject to state income tax based solely on the locations of properties held by the Series. State tax loss carryforward rules vary by jurisdiction and may differ from federal tax rules with respect to limitations and carryforward periods.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates expected to apply in the periods in which such differences reverse. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some or all of the tax benefits will not be realized.

Recently Issued and Recently Adopted Accounting Pronouncements

In June 2016, the FASB ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update were extended by ASU No. 2019-10 and are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. The Company adopted this new guidance effective July 17, 2023 (date of inception). The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, limited cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to commence operations, generate cash flow from their rental activity and/or obtain financing from the Manager. However, there are no assurances that the Company can be successful in commencing operations, generating cash flow from their rental activities or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

F-11

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Series Lorene	September 30,
	2025	2024
Building	$181,854	$181,854
Land	45,214	45,214
Property and equipment, at cost	227,068	227,068
Accumulated depreciation	(12,605)	(6,028)
Property and equipment, net	$214,463	$221,040

Depreciation expense was $6,576 and $6,028 for the years ended September 30, 2025 and 2024, respectively.

Series Richmond	September 30,
	2025	2024
Building	$365,229	$-
Land	91,307	-
Property and equipment, at cost	456,536	-
Accumulated depreciation	(6,641)	-
Property and equipment, net	$449,895	$-

Depreciation expense was $6,641 and $0 for the years ended September 30, 2025 and 2024, respectively.

NOTE 5: MEMBERS’ EQUITY

The Series is managed by Casa Shares, Inc., a Delaware corporation and managing member of the Company. Pursuant to the terms of the Operating Agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

During the year ended September 30, 2024, the Company recorded $80,710 in deemed contributions from the Manager pertaining to $73,388 in deferred offering costs and $6,000 as settlement of accrued expenses and $1,322 of general and administrative expenses incurred.

During the year ended September 30, 2025, the Company recorded $25,755 of deemed contributions from the Manager related to offering costs, $26,000 related to professional fees  and $3,879 related to the settlement of accrued expenses.

During the year ended September 30, 2025, the Company received $47,565 of proceeds from investor offerings. Deferred offering costs were recorded as a reduction to Members’ Capital to the extent of proceeds received, with the remaining deferred offering costs written off.

At September 30, 2025, $29,035  of offering proceeds was held in escrow and classified as restricted cash.

F-12

NOTE 6: RELATED PARTY TRANSACTIONS

The Series’ Manager, Casa Series, Inc. is a managing member with common management of the Series.

Series Lorene enters into various transactions with the Manager in the normal course of operating, investing and financing activities.

On August 22, 2023, Series Lorene executed a convertible promissory note to reimburse the Manager $41,000 for the security deposit and down payment for the Casa Shares Series LLC property. The convertible note does not bear any interest. The note has a maturity date 18 months following the date on which the offering for the Series Lorene membership interests commences through an offering conducted by the Company following qualification of the Company’s form 1-A by the Security and Exchange Commission. Except as otherwise provided herein, the Company shall repay the outstanding principal amount of this Note, in full, out of the net proceeds of the offering within fourteen days after the maturity date. If by the maturity date, Series Lorene has not raised sufficient funds in the offering to repay the principal amount of the note in full, any outstanding balance due on the principal amount shall be automatically converted into interests in Series Lorene on the same terms as offered to investors in the offering. The note commenced on October 12, 2023, at the time of the property closing. In August 2025, the Company repaid $20,000 of the outstanding principal under the note. As of September 30, 2025, the remaining balance of the convertible promissory note was in default due to the passage of the maturity date.   In January 2026, the Company repaid an additional $5,000 of the outstanding principal balance.

On August 24, 2023, Series Lorene executed a Sellers Note with the seller for the amount of $184,000 as a first loan on Series Lorene  property. The Seller Note is secured by a Deed of Trust, payable at $1,103 per month, including interest at 8% per annum for 1 year and with the entire balance due 1 year from date of the Seller Note or contract for Deed. Prepayment is allowed without penalty and there are no conversion terms. The Sellers Note commenced on October 12, 2023, at the time of the property closing. The Seller Note in the amount of $184,000_was repaid by Casa Shares, Inc. on March 15, 2024, and as such Series Lorene owes this amount to the Manager as of September 30, 2025 and 2024.

On December 18, 2023, Series Lorene  entered into a grid promissory note with the Manager, pursuant to which the Manager agreed to lend Series Lorene up to a maximum of $13,310. The grid note matures and becomes fully payable on December 13, 2024. Interest shall accrue on the unpaid portion of the base amount and the unpaid portion of all advances outstanding from time to time at a fixed rate of interest equal to eight percent (8%) per annum and shall be payable in one lump sum due on the Maturity Date. The Manager provided an aggregate amount of $4,436 in advances to Series Lorene under the grid note, which were fully repaid in June 2025, and accordingly no balance remained outstanding under the grid note as of September 30, 2025.

During the years ended September 30, 2025 and 2024, Series Lorene incurred $3,375 and $4,376, respectively in management fees to the Manager.

Series Richmond

In March, 2025, Series Richmond, entered into a convertible promissory note agreement (the “Note”) with Casa Shares, Inc., (the “Lender”), for a principal amount of $455,900. The Note was issued in connection with the acquisition of real estate located at 623 S 2275 W, Rexburg, Idaho (the “Property”), which closed on March 25, 2025. The proceeds of the Note were used to fund the purchase of the Property on behalf of Series Richmond.

The Note does not bear interest  and is repayable in full in lawful U.S. dollars out of the net proceeds of a Regulation A offering of membership interests in Series Richmond (the “Offering”). The Note matures eighteen (18) months following the commencement of the Offering (the “Maturity Date”). If sufficient proceeds are raised, repayment must occur within fourteen (14) days after the Maturity Date. In the event that Series Richmond does not raise sufficient funds in the Offering to repay the Note in full, the outstanding principal balance shall automatically convert into membership interests of Series Richmond on the same terms as offered to third-party investors.

The Note may be prepaid at any time without penalty. This amount is recorded as a related party payable on the consolidated and consolidating balance sheet. The Note is unsecured.

During the years ended September 30, 2025 and 2024, Series Richmond incurred $3,419 and $0, respectively in management fees to the Manager.

F-13

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes in accordance with ASC 740, Income Taxes. Such temporary differences primarily relate to net operating loss carryforwards generated by the Company and its Series.

The Company and its Series recognize deferred tax assets to the extent management believes such assets are more likely than not to be realized. In making this determination, management considers all available positive and negative evidence, including historical operating results, the Company’s limited operating history, projected future taxable income, the reversal of existing temporary differences, and tax-planning strategies. Based on this evaluation, management determined that it is more likely than not that the deferred tax assets will not be realized and, accordingly, any deferred tax assets have been fully offset by a valuation allowance as of September 30, 2025 and 2024.

Deferred tax assets, to the extent recorded, would be measured using enacted tax rates expected to apply in the periods in which the related temporary differences reverse. As a result of the full valuation allowance, the Company’s effective income tax rate differs from the statutory federal income tax rate for the years ended September 30, 2025 and 2024.

The ability of the Company and its Series to utilize net operating loss carryforwards is dependent upon the generation of sufficient future taxable income. Net operating losses generated by the Series are not passed through to members but are retained at the Series level and may be carried forward under applicable federal and state tax laws, subject to limitations.

The Company and its Series recognize interest and penalties associated with unrecognized tax benefits as a component of income tax expense. As of September 30, 2025 and 2024, the Company and its Series had no unrecognized tax benefits, and no interest or penalties were recorded related to uncertain tax positions.

The Company and its Series are not currently subject to examination by any taxing authority; however, tax years remain open to examination under applicable statutes of limitations.

F-14

EXHIBIT INDEX

Exhibit 2.1*	Certificate of Formation of Casa Shares Assets, LLC

Exhibit 2.2*	Operating Agreement of Casa Shares Assets, LLC

Exhibit 3.1*	Form of Series Designation of Casa Shares Series Lorene, a series of Casa Shares Assets, LLC

Exhibit 4.1*	Form of subscription agreement of Casa Shares Series Lorene, a series of Casa Shares Assets, LLC

Exhibit 4.2**	Form of Grid Note by and between Casa Shares Series Lorene, a series of Casa Shares Assets, LLC, and Casa Shares, Inc.

Exhibit 4.3***	Convertible Promissory Note between Casa Shares Series Lorene, a series of Casa Shares Assets, LLC, and Casa Shares, Inc. dated March 15, 2024

Exhibit 6.1*	Form of Broker Dealer Agreement, dated [*], 2023, between Casa Shares Assets, LLC and Rialto Markets, LLC

Exhibit 6.2*	Purchase and Sale Agreement dated August 14, 2023, between Teton River Lofts LLC and Casa Shares Series Lorene, a series of Casa Shares Assets, LLC

Exhibit 6.3*	Form of Convertible Promissory Note between Casa Shares Series Lorene, and Casa Shares Assets, LLC, and Casa Shares, Inc.

Exhibit 6.4*	Financing Addendum between Teton River Lofts LLC and Casa Shares Series Lorene, a series of Casa Shares Assets, LLC

Exhibit 6.5*	Form of Property Management Agreement dated October 1, 2023, between Details Asset Management LLC and Casa Shares Series Lorene, a series of Casa Shares Assets, LLC

Exhibit 6.6*	Form of Software and Services License Agreement dated [*], 2023 by and between North Capital Investment Technology, Inc. and Casa Shares, Inc.

Exhibit 8.1*	Escrow Agreement dated November 1, 2023, by and among North Capital Private Securities Corporation, Casa Shares, Inc. and Casa Shares Series Lorene, a series of Casa Shares Assets, LLC

*	Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on November 22, 2023.

**	Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on February 29, 2024.

***	Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 15, 2024.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASA SHARES ASSETS, LLC

By:	Casa Shares, Inc., its managing member

By:	/s/ Mirza Beg
Name:	Mirza Beg
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Mirza Beg	Chief Executive Officer of Casa Shares Assets, LLC	February 12, 2026
Mirza Beg	(principal executive officer)

/s/ McKay Francis	Chief Financial Officer of Casa Shares Assets, LLC	February 12, 2026
McKay Francis	(principal financial and accounting officer)

Casa Shares, Inc.	Managing Member	February 12, 2026

By:	/s/ Mirza Beg
Name:	Mirza Beg
Title:	Chief Executive Officer

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